UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 070-08779

REPORT FOR PERIOD

April 1, 2005 to June 30, 2005

PURSUANT TO RULE 24

HOLDING COMPANY ACT RELEASE NO. 35-27062

In the matter of

AEP ENERGY SERVICES, INC.

AEP Energy Services, Inc. did not form any new Canadian subsidiaries during the quarter ended June 30, 2005.

SIGNATURE

The other information required to be reported under HCAR No. 35-27062 is included in the Form U-9C-3 report of AEP Energy Services, Inc. for the quarter ended June 30, 2005.

August 10, 2005

/s/ Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director - Financial Reporting
AEP Service Corporation